UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

June 20, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Mara Ransom

Re: Umax Group Corp.

       Registration Statement on Form S-1

       Filed on: May 19, 2011

       File No. 333 -174334

Dear Ms. Ransom:

In response to your letter dated June 14, 2011 which included comments regarding our Registration Statement on Form S-1 filed on May 19, 2011, we have prepared the following responses:

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” Please see Release No. 33-6932. Your disclosure indicates that you are a development stage company, to date have been involved primarily in organizational activities and were “formed to develop and distribute [y]our product to the arcade and entertainment industry.” However, we note that you have a very limited operating history, no customers, no revenues, a net operating loss of $5,519, and it appears that you have not yet implemented any aspect of your business plan. To date, it seems as if you have taken few substantive steps in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Response:  In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

- it has its own specific operational business plan;

- to date, it has taken substantive steps in furtherance of the business plan including executing Exclusive Distribution Contact with Private Enterprise “G.E.O.”;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

Prospectus Cover Page

2. We note your statement on page 6 that “to date [you] have been involved primarily in organizational activities.” Please state this on the front cover page of your prospectus. Please also state that you do not have sufficient capital for operations.

Response: We stated on the front cover page of our prospectus:

To date we have been involved primarily in organizational activities. We do not have sufficient capital for operations.

3. We note your statement that your offering will terminate when the “offering is fully subscribed for.” Please file the subscription agreement you intend to use or tell us why you believe this is unnecessary. Please see Item 601(b)(10) of Regulation S-K.

Response: We filed the subscription agreement you intend to use.

4. In an appropriate place in your filing, please discuss the process for shareholders associated with submitting subscriptions (i.e. if you will have a subscription agent, how you will notify shareholders that their subscriptions have been accepted, etc.).

Response: We discussed the process for shareholders associated with submitting subscriptions on page 28:

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must

- execute and deliver a subscription agreement; and

- deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to “Umax Group Corp.” The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected with letter by mail within 48 hours after we receive them.

Prospectus Summary, page 5

5. We note your indication that the shares will be offered for a period of two hundred and forty days from the effective date of this registration statement. Please revise to state that your offering will terminate as of the earlier of that date, when all the shares have been sold or when the Board of Directors decides to terminate the offering, if true.

Response: We revised to state that our offering will terminate as of the earlier of that date, when all the shares have been sold or when the Board of Directors decides to terminate the offering.

Risk Factors, page 6

We are solely dependent on the funds to be raised…, page 6

6. It appears that your intended line of business is the distribution of arcade machines. Please clarify your reference to the car rental business in the first sentence of this risk factor and in the last sentence of the second risk factor on page 8.

Response: The references to the car rental business were deleted.

Use of Proceeds, page 12

7. Please revise to indicate how you intend to allocate any proceeds of the offering if you assume the sale of 25% of the shares being offered, so that readers can appreciate how you intend to prioritize the proceeds you receive.

Response: We revised to indicate how we intend to allocate any proceeds of the offering if we assume the sale of 25% of the shares being offered:

Gross proceeds	$20,000	$40,000	$80,000
Legal and professional fees	$10,000	$10,000	$10,000
Establishing an office	$2,000	$3,000	$4,000
Website development	$2,000	$3,000	$5,000
Product development	$4,500	$4,500	$4,500
Marketing and advertising	$1,500	$18,000	$41,000
Hire salesperson	$-	$-	$10,000
Miscellaneous expenses	$-	$1,500	$5,500

8. We note your statement that potential loans from Mr. Lewandowski “would be necessary if the proceeds from this offering will not be sufficient to…maintain reporting status and quotation on the OTC Electronic Bulletin Board.” Please revise to remove the implication that you are already quoted on the OTCBB.

Response: We removed the implication that we are already quoted on the OTCBB:

Also, these loans would be necessary if the proceeds from this offering will not be sufficient to implement our business plan and maintain reporting status and quotation on the OTC Electronic Bulletin Board when/if our common stocks become eligible for trading on the Over-the-Counter Bulletin Board.

Management’s Discussion and Analysis or Plan of Operation, page 15

9. Please state the minimum amount you will require to operate for the next 12 months, assuming you do not receive any proceeds from the offering and Mr. Lewandowski agrees to advance you funds.

Response: We stated the minimum amount we will require to operate for the next 12 months, assuming we do not receive any proceeds from the offering and Mr. Lewandowski agrees to advance you funds:

If we do not receive any proceeds from the offering the minimum amount of $40,000 we require to operate for the next 12 months may be loaned to us by Mr. Lewandowski, who has informally agreed to advance us funds, however, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.

10. We note your statement that “[t]he exact amount of funding [for your long term financing] will depend on the scale of [y]our expansion” and that you “have not decided yet on the scale of [y]our expansion.” In an appropriate place in your filing, please discuss the type of expansion (geographically, within your industry, within a particular target market, etc.) you are seeking to pursue. Please also detail the plans you intend to take to pursue this expansion.

Response:  We have added that our expansion may include expanding our office facilities, hiring additional sales personnel and expanding into other geographical markets such as Europe. We do not currently have planned our expansion.

11. We note your statement in the fifth paragraph on page 15 that “[you] believe that [you] will be able to raise enough money through this offering to expand operations but [you] cannot guarantee that once [you] expand operations [you] will stay in business after doing so.” Please revise to remove the implication that your business is fully operational and that you are in the expansion phase of your business development. Similarly, please revise your reference to your “growth strategy” in the last sentence of the sixth paragraph.

Response: We revised to remove the implication that our business is fully operational and that we are in the expansion phase of our business development. We also revised our reference to our “growth strategy” in the last sentence of the sixth paragraph.

Plan of Operation, page 15

Establish Relationships with Distributors and Operators, page 16

12. We note your statement that you “have already identified major distributors of coin operated amusement games and rides in the U.S.A., Canada and Brazil, and intend to market directly to these distributors...” Please revise your filing to specify how you identified these distributors and how you intend to identify future distributors. Please also discuss whether you intend to focus your business plan in any particular geographic location(s) and if so, which markets and to what extent you intend to focus on each of these markets. Please further discuss whether your target market is distributors of coin operated amusement games and rides or the target market set forth on page 21 of your filing. If you intend to distribute your products to major distributors of amusement games and rides but the types of games you are distributing are ultimately intended for the target market identified on page 21, please state as much. Similarly, please specify the type of “potential customers” you are referring to in the penultimate paragraph on page 16.

Response: We added the following disclosure:

Initial list of distributors we obtained using internet (ex: http://www.jvl.ca/jvlcorp/sales.aspx). Future distributors we are planning to obtain via expo shows such as IAAPA- Orlando USA, Fun Expo – Las Vegas USA, Salex – Sao Paulo, Brazil. We are planning to focus our business plan on Canada, USA and Brazil for next 2-3 years to establish relationship with major distribution companies, after that we are planning to move to India and Australia using the same strategy. Our target market are distributors of coin operated amusement games and rides. Our potential costumers are: bars, sport bars, night clubs, parks, entertainment rooms, movie theaters, gyms, sport clubs and home owners.

Estimated Expenses for the Next Twelve Month Period, page 17

13. We note your chart on page 17 itemizing your estimated expenses to fund your plan of operations over the next 12 months which amounts to $40,000. We further note your disclosure on page 18 and elsewhere in your filing that you need a minimum of $30,000 to proceed with your operations for the next 12 months. Please clarify or revise.

Response: We revised to disclose that we need a minimum of $40,000 to proceed with your operations for the next 12 months

Results of Operations, page 18

14. Please revise to clarify your inception date in the header.

Response: We revised to clarify our inception date in the header.

Significant Accounting Policies, page 19

Response: We revised Income Taxes section as follows:

We account for income taxes as required by the Income Tax Topic of the FASB ASC, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.  Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Description of Business, page 20

16. Please provide the information required by Item 101(h)(4)(xii) of Regulation S-K.

Response: We provided the information required by Item 101(h)(4)(xii) of Regulation S-K:

Employees

We are a development stage company and currently have no employees, other than our officers, Rafal Lewandowski and Ekaterina Goldfinger. We intend to hire a sales representative if we sell all the shares in this offering.

Product, page 20

17. We note your statement that your “machines can be adjusted to different voice and language settings as well as program the clients’ own script. This allows for co-branding when used to advertise where conveniently placed.” Please revise your disclosure to discuss the types of co-branding you will undertake and with whom.

Response: Our machines can be programmed and sound in different languishes that can allow owners to promote some special while it is being used. We are not going to be involved in co-branding but the owners can use it as an advertising tool if needed.

18. We note your statement that all of your machines “will have CE (world-wide European standard) accreditation.” Please enhance your disclosure to discuss the cost, process and labor associated with obtaining this accreditation and explain its significance, considering you do not intend to market your products in Europe. As appropriate, please revise your business plan as set forth on pages 15 and 16.

Response:  We deleted the statement that all of Umax Group Corp. machines will have CE (world-wide European standard) accreditation.

Target Market, page 21

19. We note your statement that “[a]s computer and video games have increased in popularity over time, they have caused significant impact [sic] upon popular culture and has spawned many fads.” Please disclose whether this information is based upon reports or articles. If this statement is not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

Response: We added the following discussion:

This is our belief based on our observations and information that has been given to us by major USA distributors (Betson, Weiner Dist, Moss Dist) that computer and video games have increased in popularity over time, and they have caused significant impact upon popular culture and have spawned many fads. More complex game (computer game) requires more skills and so will not be suitable for all the ages where simple game will.

20. We note your statement that “Umax Group Corp. products will be marketed as an undifferentiated whole, they segment by psychographics targeting strivers, achievers and experiences.” Please enhance your discussion of your marketing strategy to explain how you will market your products as an “undifferentiated whole” and how you will “segment by psychographics.”

Response: By “undifferentiated whole” we mean that our products have similar idea and can be used by any customer who is involved in entertainment – arcade business. This way by obtaining one client we have potential to sell all the products we have. By “segment by psychographics” we mean that every culture has different favorite sport activities (ex: Brazil –soccer, Canada – hockey) that is way we develop games with different activities that will give as head start in attracting client.

Marketing, page 21

Major Operators, page 22

21. We note your statement that “[w]orking with a major operator would provide opportunity [sic] of mass placement of the product while receiving online revenue over a long period of time, as opposed to one-time sales.” Please revise your disclosure to discuss how you will obtain this “online revenue” and what it is comprised of. Please also specify how “long” you anticipate receiving this revenue. If known, please discuss the extent to which you anticipate your future revenues will come from “online revenue[s]” versus “one-time sales.”

Response: We have deleted reference to “online revenue” and added the following discussion:

The idea is to place machines to these existing operators or distributors that already have locations and make profit not only from sales but from the operation too. The average machine will be generating profit for 2-3 years based on observation and information obtained from operators and distributors. Then machine needs to be moved to a different location. In our case because we have different machines we will replace one machine with another. Used machine we can place in new location or sell it as used. In this case we will collect money for 2-3 years and sell it later as used with 25-35% discount.

Offices, page 23

22. We note your disclosure that your business office is provided by Mr. Lewandowski. Please expand your description to clarify whether your office is a part of a residence or an employer’s location and, if employer, whether they are aware and approve of this activity. Please also provide the disclosure required by Items 404(a) and 404(d) of Regulation S-K for this office space.

Response:  We expanded our description to clarify that our office is a part of a Mr. Lewandowski’s residence:

Our business office is located at Stawisinskiego 4G/78, Torun, 87-100, Poland.  This is the office provided by our President and Director, Rafal Lewandowski. Our office is a part of a Mr. Lewandowski’s residence.

We also added a disclosure in the “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” section that Mr. Lewandowski is providing us office space free of charge:

Mr. Lewandowski is providing us office space free of charge and we have a verbal agreement with Mr. Lewandowski that, if necessary, he will loan the company funds to complete the registration process.

Government Regulation, page 23

23. We note your statement that “[you] will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the arcade machines distribution business in any jurisdiction which [you] would conduct activities.” Please discuss the effect of these regulations, rule and directives on your business. Please see Item 101(h)(4)(ix) of Regulation S-K.

Response:  We discussed the effect of these regulations, rule and directives on your business:

We do not believe that regulation will have a material impact on the way we conduct our business.

Directors, Executive Officers, Promoter and Control Persons, page 24

24. We note Mr. Lewandowski is your sole director. We further note your statement on pages 3 and 5 that one of the days on which your offering may terminate may be “the date when the Umax Group Corp. decides to do so” or “when the Board of Directors decides that it is in the best interest of the Company,” respectively. Please clarify these statements (e.g. whether Mr. Lewandowski will be making these decisions as sole director or whether this issue will be voted on by Mr. Lewandowski and Ms. Goldfinger).

Response:  We clarified that Mr Lewandowski will be making these decisions as sole director.

25. We note Mr. Lewandowski has signed this registration statement as principal executive, financial and accounting officer. To the extent he holds these positions, please revise this section accordingly.

Response:  We revised this section accordingly.

26. Please revise to provide information regarding Mr. Lewandowski’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Response:  We revised to provide information regarding Mr. Lewandowski’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director:

Mr. Lewandowski’s qualifications to serve on our Board of Directors are primarily based on his nearly twelve years of experience as a business manager, his business experiences with Maxtek’s software development businesses, his entrepreneurial desire to start Umax Group Corp. as a new business, and his education in computer technologies.

Security Ownership of Certain Beneficial Owners and Management, page 26

27. We note your statement that “[u]nless otherwise indicated, the stockholder listed possesses sole voting and investment power with respect to the shares shown.” We further note your statement that “the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 30, 2011.” If your beneficial ownership table and corresponding footnote disclosure does not reflect the person’s actual ownership or voting power, please revise your table accordingly. To the extent Mr. Lewandowski or Ms. Goldfinger shares voting or investment power for these shares, please enhance your disclosure to discuss these arrangements. Please see Item 403(b) of Regulation S-K.

Response:  We have deleted the statement in question. The beneficial ownership table reflects each person’s actual ownership and voting power.

Description of Securities, page 28

General, page 28

28. We note your statement that “[a]s of April 30, 2011, there were 4,500,000 shares of our common stock issued and outstanding those were held by one registered stockholder of record.” We further note your disclosure on page 26 stating that Mr. Lewandowski holds 1,500,000 shares of your common stock and that Ms. Goldfinger holds 3,000,000 shares of your common stock. Please clarify or revise.

Response:  We revised our disclosure as follows:

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share. As of April 30, 2011, there were 4,500,000 shares of our common stock issued and outstanding those were held by two registered stockholder of record and no shares of preferred stock issued and outstanding. Our President and Director, Rafal Lewandowski owns 1,500,000 and our Secretary, Ekaterina Goldfinger owns 3,000,000 shares of common stock.

Available Information, page 30

29. We note your statement “[y]ou can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.” Please delete this statement.

Response:  We deleted this statement.

Signatures, page 45

30. Please revise the first sentence on this page to conform to the language required by the Signatures section of Form S-1.

Response:  We revised the first sentence on this page to conform to the language required by the Signatures section of Form S-1.

Exhibit 5.1

31. We note the reference in the first paragraph to sale of up to 4,000,000 shares of common stock by selling security holders. We further note the statement in the last sentence of the third to last paragraph that counsel is “of the opinion that the shares of Common Stock currently issued and outstanding, including the 4,000,000 shares that are being offered in the Registration Statement are duly and validly issued, fully paid, and non-assessable.” Please revise to reflect that this offering is a primary offering by the company.

Response:  Our legal counsel revised his 5.1 legal opinion letter.

32. Please revise the last two sentences of the last paragraph to limit the expert references to Section 7 of the Securities Act of 1933, as amended.

Response:  Our legal counsel revised his 5.1 legal opinion letter.

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President